UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2003

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
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                 (Translation of Registrant's Name Into English)

                                     Mexico
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                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
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                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  x        Form 40-F
                   ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes        No  x
             ----      ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

Contacts:
                                      ASUR
                           -------------------------
                            AEROPUERTOS DEL SURESTE

        ASUR                                           Breakstone & Ruth
Lic. Adolfo Castro
(52) 55-5284-0408                                       Kay Breakstone
acastro@asur.com.mx                                    Luca Biondolillo
                                                        (646) 536-7012
                                                Lbiondolillo@breakstoneruth.com



        ASUR Announces Total Passenger Traffic for December 2002 Up 14.2%
                                 Year-over-Year

Mexico City, January 7, 2003 - Grupo Aeropartuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of December 2002 increased by 14.2 percent from the comparable period last year.

Due to the current situation following the events of September 11, 2001, in the U.S., ASUR's management is doing an extraordinary effort to publish passenger traffic figures for the company's airports on a monthly basis to keep investors well informed. Once the situation has normalized, ASUR management expects to return to normal quarterly reporting procedures.

All figures in this announcement reflect comparisons between the 28-day period from December 4 through December 31, 2002, and the equivalent 28-day period last year from December 5, 2001, through January 1, 2002. Transit and general aviation passengers are excluded.

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     Airport               December 2001          December 2002         % Change
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Cancun                        495,550                587,719              18.6
Conzumel                       29,289                 28,342              (3.2)
Huatulco                       23,408                 23,636               1.0
Merida                         65,315                 69,997               7.2
Minatitlan                      9,192                 10,211              11.1
Oaxaca                         31,943                 36,060              12.9
Tapachula                      15,799                 16,607               5.1
Veracruz                       35,082                 37,838               7.9
Villahermosa                   37,721                 38,304               1.5
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ASUR Total                    743,299                848,714              14.2
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By week, ASUR's total passenger traffic from December 4 through December 31,
2002, varied year-over-year as follows:

o Increased by 17.3 percent for the seven-day period from December 4 through December 10;
o Increased by 11.8 percent for the seven-day period from December 11 through December 17;
o Increased by 14.7 percent for the seven-day period from December 18 through December 24; and,
o Increased by 13.3 percent for the seven-day period from December 25 through December 31;

                                    - More -

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                                 % Change December 4 thru December 31, 2002,
Airport                           vs. December 5, 2001 thru January 1, 2002
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                                December    December     December     December
                                 4 To 10    11 To 17     18 To 24     25 To 31
                                ------------------------------------------------
                                 7 Days      7 Days       7 Days       7 Days
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Cancun                             24.6       17.1         16.9          17.2
Cozumel                             2.8        2.9         (4.3)         (9.5)
Huatulco                           (8.1)     (11.6)        (4.2)         21.5
Merida                              7.8        3.4         12.5           4.2
Minatitlan                         10.2        6.9         24.5           0.8
Oaxaca                              6.8       10.8         19.4          13.9
Tapachula                           0.1       11.1         12.5          (4.6)
Veracruz                            9.1       (2.9)        20.8           6.5
Villahermosa                        0.8        4.2          4.9          (4.7)
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ASUR TOTAL                         17.3       11.8         14.7          13.3
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About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B Shares.

                                    - ENDS -

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Grupo Aeroportuario del Sureste, S.A. de C.V.


                                   By: /s/ ADOLFO CASTRO RIVAS
                                       -------------------------------
                                       Adolfo Castro Rivas
                                       Director of Finance

Date: January 8, 2003